

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

December 18, 2020

<u>VIA E-MAIL</u>

Ariel Ayanna
Assistant Secretary
John Hancock GA Senior Loan Trust
197 Clarendon Street
Boston, MA 02116

> RE: John Hancock GA Senior Loan Trust
> Initial Registration Statement on Form N-2
> File No. 811-23620

Dear Mr. Ayanna,

The staff has reviewed the above-referenced initial registration statement on Form N-2 under the Investment Company Act of 1940 ("1940 Act"), which the Commission received on November 19, 2020. Based on our review, we have the following comments. Capitalized terms have the same meaning as defined in the registration statement.

<u>Legal Comments</u>

<u>General</u>

1. Please include the facing sheet as reflected in newly amended Form N-2.

2. Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

3. Please note that comments we give on disclosure in one section apply to other sections of the filing that contain the same or similar disclosure.

<u>Executive Summary</u> (page 6)

4. In the first sentence of the first paragraph, please disclose the date of organization. *See* Item 8.1.a of Form N-2.

5. In the second paragraph, please clarify that all categories of investors that may purchase the Fund must also be qualified clients within the meaning of the Investment Advisers Act of 1940, as amended.

6. Please supplementally confirm what the "GA" in the Fund's name represents.

7. For "Offering" in the "Summary of Key Terms" on page 7, please disclose that Share offerings are based on net asset value and clarify elsewhere in the prospectus, as relevant. Otherwise, the first and only time this is disclosed is in the second paragraph on page 46.

8. Consider adding an "Investment Management Fee" row to the "Summary of Key Terms" as in registration statement for John Hancock GA Mortgage Trust on Form N-2 filed on January 17, 2019; File No. 811-23620.

9. In the sentence preceding the Example on page 8, please provide a cross-references to the more complete descriptions of the various costs and expenses. *See* Instruction 1 to Item 3.1 of Form N-2.

Investment Strategy and Process (page 9)

10. The second through fourth paragraphs under "Fees and Expenses" go into detail regarding the calculation, accrual period and payment period for the Performance Fee. Please provide corresponding disclosure for the flat management fee.

11. Please provide a graphic and examples demonstrating the operation of the Performance Fee.

12. The sixth paragraph under "Fees and Expenses" appearing on page 10 indicates that the Fund will incur organizational expenses. If these expenses are to be paid out of Fund assets, please disclose how they will be amortized and over what period of time. *See* Item 9.1.f of Form N-2.

    Please also confirm that offering expenses are reflected in the fee table and in what line item.

13. The seventh paragraph under "Fees and Expenses" appearing on page 10 refers to a Service Agreement. Please supplementally explain how this expense is reflected in the Fee Table, *i.e.*, Management Fee or Other Expenses.

Summary of Principal Terms (page 10)

14. Please provide the address for the "Accountants," "Custodian," and "Transfer Agent" on page 16. *See* Items 20.7 and 9.1.e. of Form N-2.

15. Please disclose compensation for the "Placement Agent" on page 16. *See* Item 9.1.d of Form N-2.

Risk Factors (page 16)

16. The last paragraph under "Loans and Other Indebtedness: Loan Participation and Assignment Risk" refers to investments in derivatives.

   Please review the principal investment strategies and principal risks disclosure to ensure that the information is not too generic or standardized and describes the actual derivative instruments in the principal strategies and the associated principal risks that the fund intends to use to achieve its investment objective. See Barry Miller Letter to the ICI dated July 30, 2010.

   Please also disclose whether investments in derivatives count toward the 80% test, and if so, how those derivatives are valued for such purposes.

17. Significant market events have occurred as a result of the COVID-19 pandemic. Please consider whether the fund's disclosures, including risk disclosures, should be revised based on how these events may affect the fund and its investments. If the Registrant believes that no additional disclosure is warranted, please explain supplementally why not.

18. Disclosure on page 27 states in part that the Fund's investments may include OID and PIK instruments. If the Fund invests or anticipates investing significantly in these types of securities, then please disclose that fact and incorporate appropriate disclosure into section "II. Investment Strategy and Process" beginning on page 9 and note that the staff may have additional comments.

19. Please add disclosure after the lists of the Fundamental and Non-Fundamental Investment Restrictions beginning on page 30 to help explain current definitions and the applicable restrictions pursuant to the 1940 Act, i.e., explain how "that term is used in the 1940 Act."

20. In the first sentence of both paragraphs under "Investors of the Fund" on page 31, please delete the first clause of the sentence ("To the best knowledge of the Fund").

Management of the Fund (page 33)

21. For the Trustee information table beginning on page 31, please add another column for "Other Directorships Held by Director" and include any relevant disclosure in this column rather than in other columns.

22. Please note when providing information in a table, you should provide separate tables (or separate sections of a single table) for Trustees who are Interested and Trustees who are Not Interested. *See* Instruction 2 to Item 18 of Form N-2.

23. Please provide the "Trustee Compensation" disclosure on page 37 in a table format. *See* Item 18.13 of Form N-2.

24. For "Service Agreement" on page 41, please disclose the compensation arrangement. *See* Item 9.1.d of Form N-2.

25. At the end of first paragraph under "Adviser Personnel" on page 41, please disclose the month and year the portfolio managers began service to the fund in lieu of "since registration."

26. For the portfolio manager table on page 42, please update as of the end of the most recently completed fiscal year. *See* Instruction 1 to Item 21.1 of Form N-2.

27. Please clarify in the last sentence under "Proxy Voting Policies and Procedures" on page 44 that the proxy voting record is for the 12-month period ended June 30, not December 31. *See* Item 18.16 of Form N-2.

Description of the Offering (page 45)

28. Under "Eligible Investors" on page 46, if using defined term "Existing Investor," please add its definition.

29. In the paragraph after the bullet point list under "Repurchases of Shares" on page 48, please reconcile the last clause of the last sentence ("may ascertain …") with the last sentence of item 1 and the first sentence of the second paragraph under item 2 on the next page 49. The initial disclosure cited implies the investor will know the value of the repurchase price, but the latter sections make it clear that when the decision to accept the repurchase is made, it will be without knowing the value to be received for the shares.

30. Please reconcile the substance of the second to last bullet point on page 49 with the fact that there is no minimum investment amount associated with investing in the Fund.

31. In Appendix A, please confirm whether the absence of "Non-U.S. Investor Eligibility Certifications" in part 1 of the Investor Application is appropriate.

Part C

32. Form N-2 does not require an SAI or reference thereto if all information required in the SAI is provided in the prospectus. *See* Instruction "J. Registration of Additional Securities – B: Statement of Additional Information" to Form N-2.

    In order to fully comply with the instruction, please add disclosure to the prospectus in response to Item 22. Brokerage Allocation and other Practices.

33. For Exhibit (2)(a)(1), please revise the name of the document as applicable, i.e., is it called a "Certificate of Formation" or "Certificate of Trust"?

Accounting Comments

1. With respect to the Fee Table on pages 7 and 8, please add a footnote to "Management Fee" to clarify that in addition to the Management Fee, the Fund also pays the Advisor a Performance Fee and provide a cross-reference to the fuller description of the Performance Fee.

2. Please confirm whether the Fund intends to incur acquired fund fees and expenses (AFFE) for the first year. If so, please add a line item for AFFE.

3. With respect to "IV. Risks Factors - Senior Loans Risk" on page 17, please supplementally disclose whether the Fund anticipates holding a significant amount of "convenant-lite" loans. If so, please disclose this fact and note that the staff may have additional comments.

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Responses to this letter should be made in a letter to me filed on EDGAR and in the form of a pre-effective amendment. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Fund and its underwriter must request acceleration of the effective date of the registration statement.

In closing, we remind you that the Fund is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at (202) 551-6767 or ohm@sec.gov.

Sincerely,

/s/ Sonny Oh

Sonny Oh
Senior Counsel

cc: Andrea Ottomanelli Magovern, Assistant Director
     Sumeera Younis, Branch Chief